Management's Discussion and Analysis of Financial Condition and Results of Operations

(Tabular amounts expressed in thousands of dollars, except per share data)

This management's discussion and analysis ("MD&A") addresses the results of operations and financial position of CoolBrands International Inc. ("CoolBrands" or the "Company") for the three months ended November 30, 2005 compared to the three months ended November 30, 2004. This MD&A is dated January 11, 2006 and has been approved by the Board of Directors of CoolBrands on the recommendation of the Audit Committee.

This MD&A should be read in conjunction with the Company's audited consolidated financial statements and the related notes, which may be accessed on the Internet at www.sedar.com. Additional information relating to the Company, including the Company's Annual Information Form, can also be accessed on the SEDAR website.

Unless otherwise indicated, all financial information herein is prepared in accordance with United States general accepted accounting principles and all dollar amounts referred to herein are in thousands of United States dollars, except per share data.

The information in this document contains certain forward-looking statements with respect to CoolBrands International Inc., its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget" "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting CoolBrands specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the tastes and preferences of the global retail consumer of CoolBrands' products; the ability of CoolBrands to be competitive in the highly competitive U.S. market for frozen desserts fluctuations in consumption of CoolBrands' products and services as a result the seasonal nature of the frozen dessert industry; the ability of CoolBrands to retain or acquire shelf space for its products in supermarkets, club stores and convenience stores; the ability of CoolBrands to effectively manage the risks inherent with mergers and acquisitions; the effect on foreign operation of political, economic and regulatory risks; currency risk exposure; the ability to recruit and retain qualified employees; changes in prices for raw materials; the ability of CoolBrands to pass on cost increases resulting from inflation and other risks described from time to time in publicly filed disclosure documents of CoolBrands and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. CoolBrands disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

About CoolBrands International Inc.

CoolBrands is substantially unchanged from the description contained in the fiscal year 2005 MD&A, except for the disposition of our franchising and licensing segment, as discussed in the subsequent events section in this MD&A.

CoolBrands' Business Strategy

CoolBrands' business strategy is unchanged from the disclosure in the fiscal 2005 MD&A.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Quarters ended November 30, 2005 and 2004

We manage our business based on five industry segments: Frozen dessert, yogurt, foodservice, dairy components, and franchising and licensing.

Sales

Sales for each segment are summarized in the following table:


                                                                                                Percentage of sales
                                                                                                -------------------
Quarter ended November 30,                                2005               2004               2005           2004
Frozen dessert                                         $51,378            $73,635               57.7           86.5
Yogurt                                                  25,850                                  29.0
Foodservice                                              4,209              3,860                4.7            4.5
Dairy components                                         5,383              5,065                6.0            6.0
Franchising and licensing                                2,283              2,568                2.6            3.0
                                                       -------            -------              -----          -----
Total                                                  $89,103            $85,128              100.0          100.0
                                                       =======            =======              =====          =====


Sales in the first quarter of fiscal 2006 increased by $3,975 or 4.7% to $89,103 as compared with $85,128 in the first quarter of fiscal 2005. The increase in sales came from the addition of the yogurt segment acquired March 27, 2005. However, this increase was substantially offset by the continuing frozen dessert segment's sales decline, partially offset by the sales from new frozen dessert products introduced during the second half of 2005.

Drayage and other income

Drayage and other income declined by $1,248 or 50.6% to $1,217 in the first quarter of fiscal 2006 as compared with $2,465 recognized in the first quarter of fiscal 2005. This decline was due to the decline in fees paid to CoolBrands by Dreyer's for the delivery of products to Dreyer's scanned based trading customers, primarily in California, Oregon and Washington where the Company refocused its DSD operations to reduce supermarket distribution operations in favor of increased focus on the impulse channel.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross profit margin

The following table presents the gross profit margin dollars and gross profit percentage for our segments:


                                                                                                Percentage of sales
                                                                                              ---------------------
Quarter ended November 30,                                    2005             2004           2005             2004
Frozen dessert                                            $(3,227)           $6,614           (6.3)             9.0
Yogurt                                                       4,942                            19.1
Foodservice                                                    313              795            7.4             20.6
Dairy components                                             1,231            1,242           22.9             24.5
Franchising and licensing                                      550              653           24.1             25.4
                                                           -------           ------           ----             ----
Total                                                      $ 3,809           $9,304            4.3             10.9
                                                           =======           ======           ====             ====

Gross profit dollars declined to $3,809 for the first quarter of fiscal 2006 from $9,304 for the same quarter last year, a 59.1% decline. CoolBrands overall gross profit percentage for first quarter of fiscal 2006 declined to 4.3% as compared with 10.9% for the first quarter of fiscal 2005. The overall percentage decline was due primarily to the decline in the frozen dessert segment gross profit percentage which was adversely impacted by increased trade promotions and the sales of products with lower gross profit margins in fiscal 2006 as compared with fiscal 2005.

Selling, general and administrative expenses

Selling, general and administrative expenses are summarized by industry segment in the following table:


                                                                                                  Percentage of sales
                                                                                                 --------------------
Quarter ended November 30,                                    2005            2004               2005            2004
Frozen dessert                                              $7,947          $6,176               15.5             8.4
Yogurt                                                       2,413                                9.3
Foodservice                                                    543             409               12.9            10.6
Dairy components                                               433             425                8.0             8.4
Franchising and licensing                                    1,132           1,041               49.6            40.5
Corporate                                                    1,254             175                n/a             n/a
                                                           -------          ------
Total                                                      $13,722          $8,226
                                                           =======          ======


Selling, general and administrative expenses increased by $5,496 or 66.8% from $8,226 in the first quarter of fiscal 2005 to $13,722 in the first quarter of fiscal 2006 due primarily to the acquisition of CoolBrands Dairy Inc., increased spending on information services and consulting fees. Selling, general and administrative expenses increased as a percentage of revenues to 15.0% for the first quarter of fiscal 2006 from 9.2% for the first quarter of fiscal 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Stock-based compensation expense

In accordance with U.S. GAAP, the Company recognized $263 in stock-based compensation expense representing the estimated fair value of stock options earned in the first quarter of fiscal 2006. The stock-based compensation expense for the comparable period in the 2005 fiscal year was $80.

Interest expense

Interest expense was $1,297 in the first quarter of fiscal 2006 as compared with $355 for the same period of the prior year. The increase in interest expense was primarily due to the increase in short term borrowing related to the acquisition of Breyers yogurt business in March 2005 and Americana Foods, 50.1% owned by CoolBrands, offset by repayments of short term borrowings and long-term debt of $1,677 during the three months ended November 30, 2005.

(Recovery of) provision for income taxes

The effective (benefit) tax rate was (39.5%) in the first quarter of fiscal 2006 and 20.5% for the first quarter of fiscal 2005. The effective tax rate differs from the Canadian Federal/Principal Statutory Rate primarily due to our operations in foreign countries with lower effective tax rates. Future effective tax rates could be adversely affected by earnings being lower than anticipated in countries that have lower statutory rates or changes in the valuation of our deferred income tax assets or liabilities.

Net (loss) earnings

A net (loss) of $(4,404) was incurred in the first quarter of fiscal 2006 versus net earnings of $4,333 in the first quarter of fiscal 2005. The decline in net earnings is due primarily to the lower sales in our frozen dessert segment and the resulting decline gross profit dollar combined with increased in selling, general and administrative expenses and interest expense.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of quarterly results

The following table presents a summary of our results for the last eight quarters:

Quarter ended                       November 30,              August 31,                May 31,           February 28,
                                            2005                    2005                   2005                   2005
                                               $                       $                      $                      $
-----------------------------------------------------------------------------------------------------------------------
Total revenues                            91,528                 124,055                 97,890                 73,833
Net (loss)                               (4,404)                (64,093)                (6,233)                (8,077)
(Loss) per share:
    Basic                                 (0.08)                  (1.15)                 (0.11)                 (0.14)
    Diluted                               (0.08)                  (1.15)                 (0.11)                 (0.14)


Quarter ended                       November 30,              August 31,                May 31,           February 29,
                                            2004                    2004                   2004                   2004
                                               $                       $                      $                      $
-----------------------------------------------------------------------------------------------------------------------
Total revenues                            89,292                 129,052                128,140                 99,946
Net (loss)                                 4,333                  12,484                  (625)                  8,465
(Loss) per share:
    Basic                                   0.08                    0.22                 (0.01)                   0.15
    Diluted                                 0.08                    0.22                 (0.01)                   0.15


The ice cream and frozen yogurt industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months.


Liquidity

The following sets forth certain measures of our liquidity:

                                                        November 30,                       August 31,
                                                                2005                             2005
Cash, investments and restricted cash                      $  30,745                        $ 41,562
Working capital                                            $  22,829                        $ 28,469
Current ratio                                               1.2 to 1                        1.2 to 1

The decrease in working capital to $22,829 at November 30, 2005 from $28,469 at August 31, 2005 was primarily due to the utilization of cash on hand and investments for operations. CoolBrands is currently negotiating the refinance of its long-term debt and short-term borrowings. The maturity date of the Company's existing facilities has been extended to April 3, 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cash flows from operating activities

The Company used cash of $8,597 for operating activities in the three months ended November 30, 2005 as compared with generating $9,484 of cash in the three months ended November 30, 2004. The unfavorable period to period comparison of $18,081 was primarily due to the net loss in the fiscal 2006 period as compared with the net earnings in the fiscal 2005 period, an adverse change of $8,737 and the change in working capital.

Cash flows from investing activities

For the three months ended November 30, 2005 net cash provided by investing activities increased by $9,015 to $6,853 in 2005 from cash used of $2,162 in 2004. The cash generated in 2005 was mainly from the redemption of investments. The spending in 2004 was primarily to expand production capacity at Americana Foods.

Cash flows from financing activities

For the three months ended November 30, 2005 $1,481 was primarily used by financing activities to reduce our revolving line of credit and long-term debt. In 2004, the cash provided by financing activities resulted from an increase in the secured revolving line of credit at Americana Foods of $2,223, offset by the repayment of long-term debt of $969.

Contractual Obligations

CoolBrands' requirements are substantially unchanged from the annual MD&A for Fiscal 2005.

Capital resources

CoolBrands' requirements are substantially unchanged from the annual MD&A for Fiscal 2005.

Payment requirements

Payment requirements are substantially unchanged from those disclosed in the annual MD&A for Fiscal 2005.

Subsequent event

Effective December 23, 2005 the Company sold substantially all of its franchising and licensing segment for cash consideration of U.S. $8 million. In connection with the sale of the franchising and licensing segment, the Company was required to pay down $3,612 of its short term borrowings and long-term debt from the cash consideration received.

Effective December 31, 2005 the Company obtained an extension of its existing credit facilities with JP Morgan Chase Bank. The maturity date of the existing facilities has been extended from January 3, 2006 to April 3, 2006. All other terms and conditions of the existing facilities remain the same.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Risk factors and uncertainties

Risk factors and uncertainties are unchanged from those disclosed in the annual MD&A for Fiscal 2005.

Transactions with related parties

The nature of transactions with related parties is unchanged from those disclosed in the annual MD&A for Fiscal 2005.

Critical accounting policies

The accounting policies discussed in this section are those that we consider to be particularly critical to an understanding of our financial statements because their application places the most significant demands on our ability to judge the effect of inherently uncertain matters on our financial results. For all of these policies, we caution that future events rarely develop exactly as forecast, and our management's best estimates may require adjustment. Management believes that the critical accounting policies are substantially unchanged from those disclosed in the fiscal 2005 MD&A.

Legal matters

CoolBrands is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. CoolBrands evaluates among other things, the degree of probability of an unfavorable outcome and reasonably estimates the amount of the loss. Significant judgment is required in both the determination of the probability and as to whether an exposure can be reasonably estimated. When CoolBrands determines that it is probable that a loss has been incurred, the effect is recorded in the Consolidated Financial Statements. Although the legal outcome of these claims cannot be predicted with certainty, CoolBrands does not believe that any of the existing legal matters will have a material adverse affect on its financial condition or results of operations. However, significant changes in legal proceedings and claims or the factors considered in the evaluation of those matters could have a material adverse affect on CoolBrands business, financial condition and results of operation.

Changes in accounting policy and restated financial statements

Adoption of U.S. GAAP

During the fourth quarter of 2005, the Company adopted, on a retroactive basis, accounting principles generally accepted in the United States of America ("U.S. GAAP"). Previously the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principals in Canada ("Cnd GAAP"). As a result, the following adjustments have been made to previously issued Consolidated Financial Statements.

The Company promotes its products with advertising, consumer incentive and trade promotions. Such programs include, but are not limited to, cooperative advertising, promotional discounts, coupons, rebates, in-store display incentives, volume based incentives and product introductory payments (i.e. slotting fees). Such consumer and trade promotion activities have been historically accounted for as

Management's Discussion and Analysis of Financial Condition and Results of Operations

Changes in accounting policy and restated financial statements (cont'd)

selling, general and administrative expenses. In accordance with EITF No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendors Products" certain payments made to customers by the Company, including promotional sales allowances, cooperative advertising and product introductory expenditures must be deducted from revenue.

Accordingly, our Consolidated Statements of Operations for the three months ended November 30, 2004 have been restated to reflect a reduction in revenues and selling, general and administrative expenses of $11,192. Our Consolidated Statements of Operations for the three months ended November 30, 2005 reflects a decrease in revenue and selling, general administrative expenses of $13,549.

The following summarizes the impact of restatement for the change from Cnd GAAP to U.S. GAAP for consumer trade promotion expenditures in our Consolidated Statements of Operations:


                                                                                 For the three months ended
                                                                          November 30, 2005       November 30, 2004
Total net revenues in accordance with Cnd GAAP                                     $105,077                $100,484
Less consumer and trade promotion expenditures                                      (13,549)                (11,192)
                                                                        --------------------------------------------
Total net revenues in accordance with U.S. GAAP                                    $ 91,528                $ 89,292
                                                                        ============================================

                                                                                 For the three months ended
                                                                          November 30, 2005      November 30, 2004
Total selling, general and administrative expenses in accordance
        with Canadian GAAP                                                         $ 27,271                 $  19,418
Less consumer and trade promotion expenditures                                      (13,549)                  (11,192)
                                                                        ----------------------------------------------
Total selling, general and administrative expenses in accordance                   $ 13,722                  $  8,226
        with U.S. GAAP
                                                                        ======================= ======================

Product introduction expenditures (i.e. slotting fees) incurred by the Company have been historically recognized as expense by amortizing the slotting fees over the twelve months subsequent to the actual acceptance of product introduction offers by our customers. Under U.S. GAAP, such expenditures are recognized as expenses at the time product introduction offers are accepted by our customers, which for measurement purposes is at the time of the first shipment of the product to each customer. As a result of this change, our previously reported net earnings for the three months ended November 30, 2004 have been decreased by $923 when compared with the net income that would have been reported using our historical accounting principles. Our reported net loss for the three months ended November 30, 2005 has been decreased by $1,725.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following summarizes the impact of restatement for the change from Cnd GAAP to U.S. GAAP for new product introduction expenditures (slotting fees) in our Consolidated Statement of Operations:

Changes in accounting policy and restated financial statements (cont'd)

                                                                                  For the three months ended
                                                                           November 30, 2005     November 30, 2004
   Net (loss) earnings in accordance with Cnd GAAP                                   $(6,129)               $5,256
   Adjustment for new product introduction expenditures                                1,725                  (923)
                                                                          --------------------- ---------------------
   Net (loss) earnings in accordance with U.S. GAAP                                  $(4,404)               $4,333
                                                                          ===================== =====================

Stock-based compensation

On September 1, 2004, the Company adopted, on a retroactive basis without restatement, the recommendation of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which required companies to adopt the fair value based method for all stock-based awards granted on or after September 1, 2002. Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements.

As a result of adopting U.S. GAAP during the fourth quarter of 2005, as previously discussed, the Company adopted, on a modified prospective basis, the recommendations of Financial Accounting Standards Board ("FASB") issued SFAS No. 123 "Accounting for Stock Based Compensation." This statement superseded Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows".

The adoption of this accounting policy had no effect on the Consolidated Statement of Operations for the three months ended November 30, 2004.

Annual Information Form

Additional information relating to CoolBrands including CoolBrands' Annual Information Form is available on SEDAR at www.sedar.com.

Outstanding share data

As of January 6, 2006, the Company had 50,005 subordinate voting shares, 6,028 multiple voting shares and 4,034 stock options outstanding.

Outlook

The outlook for fiscal 2006 is substantially unchanged from that disclosed in the fiscal 2005 MD&A.